EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2022 AND 2021

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		June 30	December 31
	Notes	2022	2021

ASSETS

Non-current assets
Restricted Cash	5(b)	$800	$785
Mineral property, plant and equipment	3	136,700	134,339
Total non-current assets		137,500	135,124

Current assets
Amounts receivable and prepaid expenses	4	485	1,867
Cash and cash equivalents	5(a)	12,921	22,291
Total current assets		13,406	24,158

Total Assets		$150,906	$159,282

EQUITY

Capital and reserves
Share capital	6	$700,278	$700,278
Reserves	6	109,182	106,735
Deficit		(662,170)	(651,520)
Total equity		147,290	155,493

LIABILITIES

Non-current liabilities
Trade and other payables	8	1,325	1,365
Total non-current liabilities		1,325	1,365

Current liabilities
Payables to related parties	7	322	376
Trade and other payables	8	1,969	2,048
Total current liabilities		2,291	2,424
Total liabilities		3,616	3,789
Total Equity and Liabilities		$150,906	$159,282

Nature and continuance of operations (note 1)

Commitments and contingencies (note 13)

Events after the reporting period (note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company’s behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021

Expenses
Exploration and evaluation expenses	9,10	$2,182	$3,345	$4,483	$6,631
General and administrative expenses	9,10	2,517	2,480	4,610	4,942
Legal, accounting and audit		1,521	1,916	1,605	4,203
Share-based compensation	6(c)-(d)	6	1,286	12	2,608
Loss from operating activities		6,226	9,027	10,710	18,384
Foreign exchange loss (income)		–	247	(3)	444
Interest income		(55)	(43)	(91)	(85)
Finance expense		17	10	34	32
Other income		–	(1)	–	(16)
Gain on modification of lease		–	(16)	–	(16)
Net Loss		$6,188	$9,224	$10,650	$18,743

Other comprehensive loss
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(e)	(3,860)	1,803	(2,435)	3,617
Other comprehensive (income) loss		$(3,860)	$1,803	$(2,435)	$3,617

Total comprehensive loss		$2,328	$11,027	$8,215	$22,360

Basic and diluted loss per share	11	$0.01	$0.02	$0.02	$0.04

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Six months ended June 30
	Notes	2022	2021

Operating activities
Net loss		$(10,650)	$(18,743)
Non-cash or non operating items
Depreciation	3	121	181
Gain on modification of lease		–	(16)
Interest income		(91)	(85)
Share-based compensation		12	2,608
Unrealized exchange (gain) loss		(14)	210
Changes in working capital items
Amounts receivable and prepaid expenses		1,402	887
Trade and other payables		(109)	(661)
Payables to related parties		(55)	(406)
Net cash used in operating activities		(9,384)	(16,025)

Investing activities
Acquisition of plant and equipment		(21)	–
Interest received on cash and cash equivalents		71	70
Net cash from investing activities		50	70

Financing activities
Proceeds from the exercise of share purchase options and warrants	6(b)-(c)	–	11,008
Early lease termination payment		–	(31)
Payments of principal portion of lease liabilities		(61)	(132)
Net cash (used in) from financing activities		(61)	10,845

Net decrease in cash and cash equivalents		(9,395)	(5,110)
Effect of exchange rate fluctuations on cash and cash equivalents		25	(274)
Cash and cash equivalents - beginning balance		22,291	42,460

Cash and cash equivalents - ending balance	5(a)	$12,921	$37,076

Supplementary cash flow information (note 5(a))

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share
		Number of		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants
		(note 6(a))	Amount	reserve	(note 6(e))	reserve	(note 6(b))	Deficit	Total equity

Balance at January 1, 2021		509,046,631	$683,039	$77,018	$29,661	$(17)	$2,583	$(619,978)	$172,306
Shares issued upon exercise of options per option plan	6(c)	3,639,000	1,884	–	–	–	–	–	1,884
Shares issued upon exercise of warrants and options not issued per option plan	6(b)	14,398,352	9,345	–	–	–	–	–	9,345
Fair value allocated to shares issued on exercise of options and warrants		–	3,754	(1,451)	–	–	(2,303)	–	–
Share-based compensation	6(c)	–	–	2,608	–	–	–	–	2,608
Net loss		–	–	–	–	–	–	(18,743)	(18,743)
Other comprehensive loss net of tax		–	–	–	(3,617)	–	–	–	(3,617)
Total comprehensive loss									(22,360)
Balance at June 30, 2021		527,083,983	$698,022	$78,175	$26,044	$(17)	$280	$(638,721)	$163,783

Balance at January 1, 2022		529,779,388	$700,278	$77,723	$28,758	$(17)	$271	$(651,520)	$155,493
Share-based compensation	6(d)	–	–	12	–	–	–	–	12
Net loss		–	–	–	–	–	–	(10,650)	(10,650)
Other comprehensive income net of tax		–	–	–	2,435	–	–	–	2,435
Total comprehensive loss									(8,215)
Balance at June 30, 2022		529,779,388	$700,278	$77,735	$31,193	$(17)	$271	$(662,170)	$147,290

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol “NDM” and on the NYSE American Exchange (“NYSE American”) under the symbol “NAK”. The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements (“Financial Statements”) of the Company as at and for the three and six months ended June 30, 2022, include financial information for the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the “Pebble Project”) located in Alaska, United States of America (“USA” or “US”). All US dollar amounts when presented are denoted “US$” and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As of June 30, 2022, the Group had $12,921 (December 31 2021 – $22,291) in cash and cash equivalents for its operating requirements and working capital of $11,115 (December 31, 2021 – $21,734).  These Financial Statements have been prepared on the basis of a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due.  During the six months ended June 30, 2022 and 2021, the Group incurred a net loss of $10,650 and $18,743, respectively, and had a deficit of $662,170 as of June 30, 2022.  The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of the appeal of the Record of Decision (the "ROD") (discussed below) and class action litigation (note 13(a)).  The Group announced on July 27, 2022, that it had entered into an agreement to receive proceeds of up to US$60 million over the next two years and received a first tranche of US$12 million on execution thereof (note 14).  There can be no assurances that the Group will be successful in obtaining additional financing when required.  If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations.  As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The Group, through the Pebble Limited Partnership (“Pebble Partnership”), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act (“NEPA”) by filing documentation for a Clean Water Act (“CWA”) 404 permit with the US Army Corps of Engineers (“USACE”) in December 2017. The USACE published a draft Environmental Impact Statement (“EIS”) in February 2019 and completed a 120-day public comment period thereon on July 2, 2019. In late July 2019, the US Environmental Protection Agency (“EPA”) withdrew the determination initiated under Section 404(c) of the CWA in 2014 for the waters of Bristol Bay (“Proposed Determination”), which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA. On July 24, 2020, the USACE published the final EIS. On November 25, 2020, the USACE issued a ROD rejecting the Pebble Partnership’s permit application, finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest. The ROD rejected the compensatory mitigation plan as “noncompliant” and determined the project would cause “significant degradation” and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership’s permit application under the CWA. On January 19, 2021, the Pebble Partnership submitted its request for appeal of the ROD with the USACE (the “RFA”). On February 24, 2021, the USACE notified the Pebble Partnership that the RFA is “complete and meets the criteria for appeal” and assigned a review officer (“RO”) to oversee the administrative appeal process at that time and has since assigned a new RO. While federal regulations suggest the appeal should conclude within 90 days, and no case extend beyond one year, the USACE also indicated that due to the complexity of issues and volume of materials associated with the Pebble Project case, the review will take additional time. In June 2021, the USACE completed the ‘administrative record’ for the appeal and provided a copy to the Pebble Partnership, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent and efficient review. An appeal conference was held in July 2022. The timing for the final decision on the appeal remains uncertain.

On October 29, 2021, the court granted the EPA’s motion for remand, and vacated the EPA’s 2019 withdrawal of the Proposed Determination decision, thus reinstating the Proposed Determination. The court declined to impose a schedule on the EPA’s proceedings on remand. The EPA subsequently extended the deadline either to withdraw the Proposed Determination or to prepare a Recommended Determination regarding the Pebble Project until September 6, 2022. The Group will continue to monitor these developments closely to determine the possible impacts to the project and permitting process, as it remains the Group’s position that the withdrawal of the preemptive veto by the EPA was sound and appropriate.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statementof Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting,as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s). They do not include all of the information required by IFRS for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2021 (“2021 annual financial statements”).

These Financial Statements were authorized for issue by the Audit and Risk Committee on August 10, 2022.

(b)	Use of Judgements and Estimates

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

There was no change in the use of significant estimates and judgments during the current period as compared to those described in Note 2 in the 2021 annual financial statements, two of which are discussed below:

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Critical accounting judgments

Mineral Property Interest

The Group used judgement in concluding that no impairment indicators exist in relation to the Pebble Project, notwithstanding the receipt of the ROD denial of the permit for the Pebble Project, which would be considered an indicator under IFRS 6, Exploration for and Evaluation of Mineral Resources, for testing for impairment. Key to the Group’s judgement conclusion is that it has submitted an administrative appeal with the USACE, which is currently running its course, the Group will be pursuing other options available to it, and that as at June 30, 2022, and the date the Financial Statements were authorized for issuance, the Company’s market capitalization exceeded the carrying value of the Pebble Project and the Group’s net asset value.

Going Concern

The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group considered existing financial resources in determining that such financial resources are able to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

(c)	Amendment Adopted by the Group

Effective January 1, 2022, the Group adopted amendments to IAS 16, Property Plant and Equipment, which require the net proceeds from selling any items produced while bringing an item of property, plant and equipment (“PPE”) to the location and condition necessary for it to be capable of operating in the manner intended by management together with the cost of producing these items, to be recognized in profit and loss.

The adoption of these amendments did not impact the Financial Statements.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Six months ended June 30, 2022	Mineral Property interest [1]	Plant and equipment [2]	Total
Cost
Balance December 31, 2021	$112,541	$2,412	$114,953
Additions	–	20	20
Ending balance	112,541	2,432	114,973

Accumulated depreciation
Balance December 31, 2021	–	(1,877)	(1,877)
Depreciation charge for the period [3,4]	–	(121)	(121)
Ending balance	–	(1,998)	(1,998)

Foreign currency translation difference
Balance December 31, 2021	21,079	184	21,263
Movement for period	2,450	12	2,462
Ending balance	23,529	196	23,725
Net carrying value – December 31, 2021	$133,620	$719	$134,339
Net carrying value – June 30, 2022	$136,070	$630	$136,700

Notes to tables:

1.

Comprises the Pebble Project, a contiguous block of 1,840 mineral claims covering approximately 274 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Includes Right-of-use assets (“ROU Assets”), which relate to the use of office space, office equipment, a hanger and yard storage. The following comprises ROU Assets:

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Six months ended June 30, 2022	Land and Buildings	Equipment	Total
Cost
Balance December 31, 2021	$1,014	$32	$1,046

Accumulated depreciation
Balance December 31, 2021	(370)	(20)	(390)
Depreciation charge for the period [3,4]	(68)	(5)	(73)
Ending balance	(438)	(25)	(463)

Foreign currency translation difference
Balance December 31, 2021	(36)	(1)	(37)
Movement for period	10	–	10
Ending balance	(26)	(1)	(27)
Net carrying value – December 31, 2021	$608	$11	$619
Net carrying value – June 30, 2022	$550	$6	$556

3.

For the three months ended June 30, 2022 and 2021, total depreciation was $61 (2021 – $91) of which ROU Asset depreciation was $37 (2021 – $68). For the six months ended June 30, 2022 and 2021, total depreciation was $121 (2021 – $181) of which ROU Asset depreciation was $73 (2021 – $134).

4.

ROU Asset depreciation of $26 (2021 – $58) and $51 (2021 - $113) is included in general and administrative expenses (note 9(b)) for the three and six months ended June 30, 2022, respectively. The remainder is included in exploration and evaluation expenses.

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	June 30	December 31
	2022	2021
Sales tax receivable	$78	$79
Deferred At-the-Market Offering costs [1]	–	352
Interest, refundable deposits and other receivables	43	85
Prepaid expenses [2]	364	1,351
Total	$485	$1,867

Notes

1.

At December 31, 2021, relates to costs still to be allocated to equity based on the dollar amount issued as a percentage of the total amount available under the ATM Agreement. As at June 30, 2022, the Group expensed these costs on the basis that no further issuances are expected prior to the termination of the current ATM offering.

2.	Includes prepaid insurance, which is amortized over the insurance term.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and cash equivalents

At June 30, 2022, and December 31, 2021, the Group had only cash on hand which was invested in business and savings accounts.

Supplementary cash flow information

Non-cash investing and financing activities:

As at June 30, 2021, the cheque proceeds for the issuance of 450,000 common shares amounting to $221 was deposited subsequent to June 30, 2021.

(b)	Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three and six months ended June 30, 2022, and 2021, nominal income was recognized, which was re-invested.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At June 30, 2022 and 2021, authorized share capital consisted of an unlimited number of common shares (“shares”) with no par value. At June 30, 2022, 529,779,388 (2021 – 527,083,983) shares were issued and fully paid.

(b)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options that were not issued under the Group’s incentive plan (see below)), each exercisable to acquire one share, for the six months ended June 30, 2022 and 2021 respectively:

Continuity	Cannon Point options [1]	Warrants[2]	Total
Balance January 1, 2021	211,500	17,713,265	17,924,765
Exercised	(79,900)	(14,318,452)	(14,398,352)
Expired	–	(3,194,814)	(3,194,814)
Balance June 30, 2021	131,600	199,999	331,599
Exercised	(37,600)	–	(37,600)
Expired	–	(199,999)	(199,999)
Balance December 31, 2021 and June 30, 2022	94,000	–	94,000

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Weighted averages per option/warrant
	Cannon Point options	Warrants	Total
June 30, 2022
Exercise price	$0.36	–	$0.36
Remaining life in years	1.25	–	1.25
December 31, 2021
Exercise price	$0.36	–	$0.36
Remaining life in years	1.74	–	1.74

Notes to tables:

1.	The Group issued options in exchange for those which were outstanding in Cannon Point Resources Ltd. (“Cannon Point”) on the acquisition of the company in October 2015.

2.	Warrants were issued pursuant to the June 2016 prospectus financing, July 2016 private placement and the 2019 non-revolving term loan credit facility agreement.

(c)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options (“options”) issued and outstanding pursuant to the Group’s incentive plan for the three and six months ended June 30, 2022 and 2021:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance January 1, 2021	28,481,500	1.20
Exercised	(3,639,000)	0.52
Balance June 30, 2021	24,842,500	1.30
Exercised	(1,445,000)	0.49
Expired	(2,572,000)	0.61
Balance December 31, 2021 and June 30, 2022	20,825,500	1.45

For the three and six months ended June 30, 2022, the Group recognized $nil (2021 – $1,286) and $nil (2021 - $2,608) in share based compensation (“SBC”) for options as all options outstanding were fully vested.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The following table summarizes information on options outstanding as at the reported dates:

	June 30, 2022			December 31, 2021
Exercise prices ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.76	3,300,000	3,300,000	1.11	3,300,000	3,300,000	1.61
0.99	6,368,500	6,368,500	2.25	6,368,500	6,368,500	2.74
1.75	4,386,000	4,386,000	0.07	4,386,000	4,386,000	0.57
2.01	6,696,000	6,696,000	3.05	6,696,000	6,696,000	3.55
2.34	75,000	75,000	1.08	75,000	75,000	1.58
Total	20,825,500	20,825,500		20,825,500	20,825,500

The weighted average contractual life for options outstanding, which were all exercisable, was 1.86 (December 31, 2021 – 2.36) years per option. The weighted average exercise price for exercisable options as at June 30, 2022 was $1.45 (December 31, 2021 – $1.45) per option.

Subsequent to the reporting period, 4,386,000 options with the exercise price of $1.75 expired unexercised on July 27, 2022.

(d)	Deferred Share Units (“DSUs”)

The following reconciles DSUs outstanding for the six months ended June 30, 2022 and 2021:

Continuity of DSUs	Number of DSUs	Weighted average fair value ($/DSU)
Balance January 1, 2021 and June 30, 2021	458,129	0.69
Granted	19,582	0.60
Balance December 31, 2021	477,711	0.69
Granted [1]	25,719	0.47
Balance June 30, 2022	503,430	0.68

Note

1.

On grant date, the Group recognized share-based compensation of $12 in the statement of loss, based on the aggregate market value of shares on grant date, with a corresponding increase in the equity-settled share payment reserve in equity.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(e)	Foreign Currency Translation Reserve

Continuity
Balance January 1, 2021	$29,661
Loss on translation of foreign subsidiaries	(3,617)
Balance June 30, 2021	26,044
Gain on translation of foreign subsidiaries	2,714
Balance December 31, 2021	28,758
Loss on translation of foreign subsidiaries	2,435
Balance June 30, 2022	$31,193

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	June 30	December 31
Payables to related parties	2022	2021
Key management personnel (“KMP”)(a)	$29	$35
Hunter Dickinson Services Inc. (“HDSI”)(b)	293	341
Total payables to related parties	$322	$376

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, being the Group’s directors, including Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Company Secretary and General Counsel, Executive Vice President (“EVP”)s, Environment and Sustainability and Corporate Development, Vice President (“VP”)s, Engineering, Investor Relations and Public Affairs (until August 31, 2021), and Pebble Partnership (“PLP”) senior management including the PLP CEO and Chair of Pebble Mines Corp (“PMC Chair”), Senior VP (“SVP”), Corporate Affairs (until May 21, 2021), SVP Engineering (until February 28, 2021), Senior VP, and Chief of Staff (until February 19, 2021), was as follows for the three and six months ended June 30, 2022 and 2021:

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

	Three months		Six months
Transaction	2022	2021	2022	2021
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$636	$767	$1,290	$1,515
Amounts paid and payable to KMP [2]	516	642	977	1,702
	1,152	1,409	2,267	3,217
Share-based compensation [3]	6	838	12	1,685
Total compensation	$1,158	$2,247	$2,279	$4,902

Notes to table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through HDSI (refer (b)).

2.

Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the PLP senior management noted above. The SVP Engineering was employed by the Group through a wholly-owned US subsidiary of HDSI (“HDUS”) until the end of February 2021. The Group reimbursed HDUS for costs incurred.

3.	For the three and six months ended June 30, 2022, SBC relates to DSUs issued (note 6(e)). In the comparative period, SBC relates to vesting of prior year option grants.

(b)	Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

Page | 15

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

For the three and six months ended June 30, 2022 and 2021, transactions with HDSI were as follows:

	Three months		Six months
Transactions	2022	2021	2022	2021
Services rendered by HDSI:
Technical [1]
Engineering	$68	$173	$181	$403
Environmental	140	108	280	212
Socioeconomic	–	102	–	224
Other technical services	–	54	20	81
	208	437	481	920
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	563	785	1,121	1,517
Shareholder communication	189	184	379	374
	752	969	1,500	1,891
Total for services rendered	960	1,406	1,981	2,811

Reimbursement (refund) of third party expenses
Conferences and travel	47	8	88	18
Insurance	(23)	–	48	68
Office supplies and information technology [2]	132	132	273	238
Total reimbursed	156	140	409	324
Total	$1,116	$1,546	$2,390	$3,135

Notes to table

1.	Included in exploration and evaluation expenses (note 9(a)).

2.

Includes payments made for the use of offices and shared space of $37 (2021 - $36) and $82 (2021 - $37) for the three and six months respectively. In April 2021, the Company signed an office use agreement effective May 1, 2021, for a five-year term ending April 29, 2026. As of June 30, 2022, the remaining undiscounted commitment was $384 (note 13(e)).

Pursuant to an addendum to the management services agreement between HDSI and the Company, following a change of control, the Company is subject to termination payments if the management services agreement is terminated. The Company will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

Page | 16

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

8.	TRADE AND OTHER PAYABLES

	June 30	December 31
Current liabilities	2022	2021
Falling due within the year
Trade	$1,837	$1,922
Lease liabilities [2]	132	126
Total	$1,969	$2,048

	June 30	December 31
Non-current liabilities	2022	2021
Trade [1]	$819	$804
Lease liabilities [2]	506	561
Total	$1,325	$1,365

Notes to tables:

1.	Includes fees due to legal counsel of US$635 payable on completion of a partnering transaction.

2.

Lease liabilities relate to lease of offices, office equipment and yard storage, which have remaining lease terms of 6 to 95 months and interest rates of 9.5% – 12% over the term of the leases. During the three and six months ended June 30, 2022, the Group recognized $17 (2021 - $10) and $34 (2021 - $32) respectively in interest expense on lease liabilities.

The following summarizes lease liabilities for the reporting periods indicated:

Lease liabilities	June 30 2022	December 31 2021
Beginning balance	$687	$916
Interest expense	34	67
Effect of modification to lease term	–	(284)
Lease payments	(95)	(267)
Lease recognition	–	268
Lease settlement	–	(5)
Foreign currency translation difference	12	(8)
Ending balance	638	687

Current portion	132	126
Non-current portion	506	561
Total	$638	$687

The following table provides the schedule of undiscounted lease liabilities as at June 30, 2022:

Total
Less than one year	$190
One to five years	506
Later than 5 years	151
Total undiscounted lease liabilities	$847

The Group had short-term lease commitments of less than a year relating to a property lease totaling $50 as of January 1, 2022. During the three and six months ended June 30, 2022, the Group incurred short-term lease commitments of $157 (2021 – $147), and $157 (2021 – $147) respectively and expensed $39 (2021 - $67) and $77 (2021 - $112) respectively.

Page | 17

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

9.	EXPLORATION AND EVALUATION AND GENERAL AND ADMINISTRATIVE EXPENSES

(a)	Exploration and Evaluation Expenses (“E&E”)

For the three and six months ended June 30, 2022 and 2021, E&E consisted of the following:

E&E	Three months		Six months
	2022	2021	2022	2021
Engineering	$98	$1,538	$1,046	$2,647
Environmental	561	451	1,098	1,280
Site activities	554	642	836	1,108
Socio-economic	507	573	1,024	1,400
Transportation	435	85	435	100
Other activities and travel	27	56	44	96
Total	$2,182	$3,345	$4,483	$6,631

(b)	General and Administrative Expenses (“G&A”)

For the three and six months ended June 30, 2022 and 2021, G&A consisted of the following:

G&A	Three months		Six months
	2022	2021	2022	2021
Conference and travel	$99	$29	$149	$55
Consulting	120	279	269	558
Depreciation of right-of-use assets	26	58	51	113
Insurance	499	270	1,024	539
Office costs, including information technology	245	257	420	461
Management and administration	809	910	1,564	2,099
Shareholder communication	593	662	812	892
Trust and filing	126	15	321	225
Total	$2,517	$2,480	$4,610	$4,942

Page | 18

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

10.	EMPLOYMENT COSTS

During the three and six months ended June 30, 2022 and 2021, the Group recorded the following:

	Three months		Six months
	2022	2021	2022	2021
Exploration and evaluation
Salaries and benefits	$563	$739	$1,140	$1,692
Amounts paid for services by HDSI personnel (note 7(b))	206	438	480	820
	769	1,177	1,620	2,512
General and administrative
Salaries and benefits	350	327	709	731
Amounts paid for services by HDSI personnel (note 7(b))	625	646	1,247	1,399
	975	973	1,956	2,130

Share-based payments	6	1,286	12	2,608
	$1,750	$3,436	$3,588	$7,250

11.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and six months ended June 30, 2022 and 2021 was based on the following:

	Three months		Six months
	2022	2021	2022	2021
Loss attributable to shareholders	$6,188	$9,224	$10,650	$18,743
Weighted average number of shares outstanding (000s)	529,779	516,077	529,779	513,681

For the three and six months ended June 30, 2022 and 2021, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2022 –20,825,500, 2021 – 24,842,500), non-employee share purchase options and warrants (2022 – 94,000, 2021 – 331,599) and DSUs (2022 – 503,430, 2021 – 458,129), as they were anti-dilutive.

12.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Page | 19

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable in the table below exclude receivable balances with government agencies (note 4). The Group’s maximum exposure was as follows:

	June 30	December 31
Exposure	2022	2021
Interest, refundable deposits and other receivables	$43	$85
Restricted cash	800	785
Cash and cash equivalents	12,921	22,291
Total exposure	$13,764	$23,161

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. However, the Group has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern notwithstanding the Group having positive working capital (note 1) and the securing of the first tranche of proceeds pursuant to the royalty agreement after the reporting period (note 14), as demands may exceed existing resources. The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 8) and payables to related parties (note 7), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in these Financial Statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Page | 20

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The exposure of the Group’s US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	June 30	December 31
	2022	2021
Financial assets:
Amounts receivable	$136	$168
Cash and cash equivalents and restricted cash	2,189	5,433
	2,325	5,601
Financial liabilities:
Non-current trade payables	(1,325)	(1,365)
Current trade and other payables	(1,472)	(1,670)
Payables to related parties	(103)	(190)
	(2,900)	(3,225)
Net financial (liabilities) assets exposed to foreign currency risk	$(575)	$2,376

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $57 (December 31, 2021 – $238) in the reported period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $87 (2021 – $324).

(e)	Capital Management

The Group’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group’s approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

13.	COMMITMENTS AND CONTINGENCIES

(a)	Legal Proceedings

Class Action Litigation Relating to the USACE’s Record of Decision

On December 4 and December 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York (Brooklyn) regarding the drop in the price of the Company’s stock following the ROD by the USACE regarding the Pebble Project. These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM. Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws. On March 17, 2021, the two cases were consolidated and a lead plaintiff and counsel were appointed. A consolidated and amended complaint was filed in June 2021, naming the Company, the Company’s CEO and the Pebble Partnership’s former CEO as defendants. The Company intends to defend itself vigorously and has filed a motion to dismiss the complaint on behalf of all defendants.

Page | 21

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020, decision regarding the Pebble Project. The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-2012849. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company’s stock between December 21, 2017, and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, and (ii) its allegedly oppressive conduct. The Company has been served the claim and intends to defend itself vigorously. The underwriter has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit. On April 20, 2022, the putative plaintiff filed and subsequently served an application to amend his pleadings to harmonize with the pleadings in the Woo case described below, add Mr. Woo as a plaintiff, and add new underwriter defendants. Also on April 20, 2022, the putative plaintiff filed and subsequently served an application for leave to commence a secondary market liability claim under s. 140.3 of the B.C. Securities Act, for an order certifying the action as a class action, and for related relief.

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following (i) the USACE’s August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530. The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence. The Company has been served and intends to defend itself vigorously. The underwriters have asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence. On March 30, 2022, the plaintiff made a motion to discontinue the claim without costs and the court granted the discontinuance in April 2022.

Given the nature of the claims, it is not currently possible for the Company to predict the outcome nor practical to determine their possible financial effect.

Page | 22

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and its former CEO, have each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation apparently involving previously disclosed recordings of private conversations regarding the Pebble Project. The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter. The Company also self-reported this matter to the US Securities and Exchange Commission (“SEC”), and there is a related informal inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office. The Company and the Pebble Partnership are cooperating with each of these investigations.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including the Pebble Partnership’s former CEO, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company, and may also be subject to contractual limitations.

(b)	Short-term Lease Commitments

As of June 30, 2022, the Group has a short-term lease commitment of $131 with a fixed monthly payment over the remaining term.

(c)	Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(d)	Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

(e)	Office Use Commitment

The Company has an office use agreement with HDSI (note 7(b)) ending April 29, 2026. At June 30, 2022 the total remaining undiscounted commitment was $384. This commitment is a flow through cost at market rates. The following table summarizes the commitment schedule:

Total
Less than one year	$96
One to five years	288
Total	$384

Page | 23

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

14.	EVENTS AFTER THE REPORTING DATE

On July 27, 2022, the Group announced that it has entered into an agreement (the “Agreement”) with an investor (the “Royalty Holder”) to receive up to US$60 million over the next two years, in return for the right to receive a portion of the future gold and silver production from the Pebble Project for the life of the mine (see further below). The Group received an initial payment of US$12 million from the Royalty Holder concurrently with the execution of the Agreement.

Per the terms of the Agreement, the Royalty Holder made the initial payment of US$12 million in exchange for the right to receive 2% of the payable gold production and 6% of the payable silver production from the Pebble Project, in each case after accounting for a notional payment by the Royalty Holder of US$1,500 per ounce of gold and US$10 per ounce of silver, respectively, for the life of the mine. If, in the future, spot prices exceed US$4,000 per ounce of gold or US$50 per ounce of silver, then the Group will share in 20% of the excess price for either metal. Additionally, the Company will retain a portion of the metal produced for recovery rates in excess of 60% for gold and 65% for silver, and so is incentivized to continually improve operations over the life of the mine.

The Royalty Holder has the right to invest additional funds, in US$12 million increments, to an aggregate total of US$60 million, within two years of the date of the Agreement, in return for the right to receive up to 10% of the payable gold and up to 30% of the payable silver (in each case, in the aggregate) on the same terms as the first tranche. The Royalty Holder is under no obligation to invest additional amounts to increase its interest in the gold and silver production from the Pebble Project.

Page | 24